

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 22, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Steven Novik
Chief Financial Officer
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
Des Peres, MO 63131

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-16633**

Dear Mr. Novik:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Selected Financial Data

Summary Consolidated Statements of Income Data, page 21

2. Please revise to present net revenue for all periods presented. Refer to Instruction 2
    of Item 301 of Regulation S-K.

Management's Discussion and Analysis, page 23

3. On page 24 you state that you are providing certain information in the discussion of
    your results of operations, including a measure of income before allocations to
    partners, that may be considered financial measures not in accordance with Generally
    Accepted Accounting Principles in the United States of America. Please clearly
    identify all non-GAAP measures and provide the disclosures required by Item
    10(e)(1)(i) of Regulation S-K for each measure. We also remind you that Item
    10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP
    financial measures on the face of the financial statements or in the accompanying
    notes.

Liquidity and Capital Resources, page 30

4. Please present interest payments in a separate line item in the contractual obligations
    table. Please also disclose the interest rate you used in calculating estimated future
    interest payments in your table of contractual obligations.

Consolidated Financial Statements

Consolidated Statements of Income

5. Given that you determined all of your partnerships' equity capital should be classified
    as a liability, tell us how you determined it was appropriate to present income per unit
    information. Refer to paragraph 25 of SFAS 150.

Consolidated Statements of Cash Flows, page 42

6. We note your disclosure on page 48 which indicates that you were in the process of
    constructing a new office building as of December 31, 2005. Please quantify and tell
    us what consideration you gave to the presentation and/or disclosure of these amounts
    related to capital expenditures in your cash flow statement. Please refer to paragraphs
    17.c. and 32 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies

The Partnership's Business and Basis of Accounting, page 43

7. We note your disclosures on page 43 that you operate as a single business segment.
    However, your disclosures elsewhere throughout the filing indicate that you conduct
    business in various countries throughout the world which appear to have significantly
    different economic characteristics. For example, you disclose in your risk factors
    section on page 17 that your operations in Canada and the United Kingdom have
    substantial deficits which are expected to continue for several years until you reach a
    sufficient scale of operations to yield higher profitability.

    In light of the above, please tell us what you consider to be your operating segments
    under paragraph 10 of SFAS 131 and explain why. Your explanation should identify
    who your chief operating decision maker is and how you determined your chief
    operating decision maker in accordance with paragraph 12 of SFAS 131. If you have
    determined that you have multiple operating segments which were aggregated into
    one reportable segment, please tell us how you met the aggregation criteria of
    paragraph 17 of SFAS 131.

8. Please provide the disclosures required by paragraph 20 of APB No. 18 for your
    interests accounted for under the equity method.

Note 6 – Securities Owned and Securities Sold, Not Yet Purchased

9. Please tell us the extent to which you have investments in subprime mortgages, if any.

Note 18 – Commitments, page 53

10. You disclose that rent expense has averaged approximately $188 million for each of
    the past three years; however, your table on page 53 appears to indicate significantly
    lower obligations for non-cancelable leases. Please tell us and revise future filings to
    explain the reasons why historical rent expenses are so much higher than your future
    lease commitments.

11. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 19 – Contingencies, page 53

12. We note your disclosures beginning on page 18 of various legal proceedings to which you are a party. Please revise your financial statements to include a description of each of the matters described on page 18 as well as any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us why you determined these disclosures were not necessary.

Controls and Procedures, page 55

13. We note your disclosure that management concluded disclosure controls and procedures were "reasonably effective" as of December 31, 2006. It appears, based on your disclosures, that you designed your disclosure controls and procedures to provide "reasonable assurance" that the controls and procedures will meet their objectives. Therefore, to the extent appropriate to your circumstances, please revise management's assertion in future filings to indicate that your controls and procedures were "effective", since the term "reasonably effective" is potentially unclear.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief